Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-126420) pertaining to the Xerium Technologies, Inc. 2005 Equity Incentive Plan of our reports dated February 28, 2007, except for Note 19, as to which the date is August 22, 2007 with respect to the consolidated financial statements and schedule of Xerium Technologies, Inc., and our report dated February 28, 2007 (except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is August 22, 2007) with respect to Xerium Technologies, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Xerium Technologies, Inc., included in the Annual Report (Form 10-K/A) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 22, 2007